

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2018

John Benedict Stevens
Chief Financial Officer
British American Tobacco p.l.c.
Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

> **Re: British American Tobacco p.l.c.**
> **Form 20-F for the Year Ended December 31, 2017**
> **Filed March 15, 2018**
> **Form 6-K furnished May 2, 2018**
> **File No. 001-38159**

Dear Mr. Stevens:

We have reviewed your May 31, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 16, 2018 letter.

Form 20-F for the Year Ended December 31, 2017

Note 28. Contingent Liabilities, page 172

1. We note your response to prior comment four, however we continue to question how you are unable to develop an estimate of potential financial effect for your more significant tobacco litigation. Most of your reasons for not being able to develop an estimate appear to be general and representative of common features of the nature of contingent liabilities. For example, it is unclear how your argument that the damages sometimes are not alleged

and when alleged may bear little or no relationship to the amounts of a potential adverse judgment, differs from any other contingency where there is not enough certainty to justify an accrual. We also note that you state verdicts can be reversed, modified, or reduced, however it seems that you still may be able to develop an estimate, even though the actual accrual or charge will not become known until closer to the final appeal stage. Based on the aforementioned considerations and the fact that there is significant risk noted in some of the current litigation, please provide us further details on how you address the guidance in paragraph 36 to 44 of IAS 37 to develop an estimate of the financial effect. Or alternatively, please tell us why an estimate is not practicable as indicated in paragraph 86 of IAS 37.   Please revise or advise accordingly.

 You may contact Effie Simpson at (202) 551-3346 or Claire Erlanger, at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Melissa Raminpour, at (202) 551-3379 with any other questions.

Division of Corporation Finance
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